NEWS RELEASE

EMX Executes Agreement to Sell Two Nickel-Copper-Cobalt Projects in Sweden to Boreal Energy Metals

Vancouver, British Columbia, April 11, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce the execution of a purchase agreement (the “Agreement”) for the Njuggträskliden and Mjövattnet nickel-copper-cobalt projects in Sweden (the “Projects”), the latest of a series of transactions with Boreal Energy Metals Corporation (“BEMC”), a recently formed private company focused on battery metal assets in Scandinavia. The Agreement provides EMX with an additional 4% equity stake in BEMC, bringing EMX’s aggregate interest to 9.9% of BEMC’s issued and outstanding shares. EMX will also receive a 3% net smelter return (“NSR”) royalty on the Projects, annual advance royalty payments, and a non-dilution right for the first CDN $3,000,000 of equity raised by BEMC.

The Njuggträskliden and Mjövattnet properties are located along Sweden’s “Nickel Line” in the Skellefteå Mining District in central Sweden. Both Projects contain multiple zones of drill-defined nickel-copper-cobalt mineralization, with additional upside discovery potential. Please see www.EMXRoyalty.com for more information.

Commercial Terms Overview. Pursuant to the Agreement, the Njuggträskliden nr 101 and Mjövattnet nr 101 licenses will be transferred to BEMC in exchange for the issuance of shares of BEMC and a royalty interest on the Projects (all dollar amounts in USD, unless otherwise noted):

  At closing, BEMC will issue to EMX that number of common shares of BEMC that represents a 4% equity ownership in BEMC. BEMC will have the continuing obligation to issue additional shares of BEMC to EMX to maintain its aggregate 9.9% interest in BEMC, at no additional cost to EMX, until BEMC has raised CDN $3,000,000 in equity. Thereafter, EMX will have the right, but not the obligation, to participate pro-rata in future financings at its own cost to maintain its 9.9% interest in BEMC.

  EMX will receive an uncapped 3% NSR royalty on each of the Projects. Within five years of the closing date, BEMC has the right to buy down up to 1% of the royalty owed to EMX (leaving EMX with a 2% NSR royalty) by paying EMX $2,500,000 in cash and shares of BEMC for each Project.

  EMX will receive annual advance royalty ("AAR") payments of $20,000 for each Project commencing on the second anniversary of the closing, with each AAR payment increasing by $5,000 per year until reaching $60,000 per year. Once reaching $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

  EMX will also be reimbursed for its acquisition costs and previous expenditures on the Projects, totaling approximately $37,000 (312,000 Swedish Kronor).

  The issuance of BEMC shares to EMX, as set forth in the Agreement, is subject to TSX Venture Exchange approval.

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Overview of Projects. The 9,000 hectare Njuggträskliden and 6,400 hectare Mjövattnet licenses cover multiple drill defined zones of nickel-rich sulfide mineralization. The Projects were recognized during a nationwide reconnaissance exploration program for nickel conducted between 1968 and 1984 by the Swedish Geological Survey (“SGU”) and other government entities. This led to the discovery of nickel mineralization at Mjövattnet in 1971, followed by the discovery of Njuggträskliden in 1974. Overall, more than 80 nickel occurrences were identified during the reconnaissance program, with state funded drill programs defining multiple historic mineral resources. Of the resources that were defined in the 1970’s and 1980’s, Njuggträskliden and Mjövattnet contained some of the highest average grades of nickel1.

Over the course of 20 years, several hundred holes were drilled on the Projects, intersecting both disseminated and massive styles of nickel-copper-cobalt sulfide mineralization associated with a suite of Proterozoic-aged mafic and ultramafic intrusions. The mineralization remains open at depth, and possibly along strike in several cases. More recent work included geophysical surveys and limited re-sampling of historic drill core for platinum group elements (PGEs) and gold. These metals are shown to be enriched at Njuggträskliden and Mjövattnet, but their distribution is not well understood at present, and represents additional upside potential.

The Projects are accessible year-round, with infrastructure including paved roads, water and power, as well as skilled labor in nearby municipalities.

The Agreement for the Njuggträskliden and Mjövattnet Projects with BEMC is another example of the execution of EMX’s royalty generation business model. In addition to EMX’s direct ownership in BEMC, which also includes an initial 5.9% share equity position resulting from the sale of the Guldgruvan cobalt project, EMX also has an indirect ownership interest via its 19.9% interest in Boreal Metals Corporation (TSX Venture: BMX), which owns the remaining 90.1% of BEMC. These interests provide EMX and its shareholders immediate exposure to equity upside, while the royalty interests provide longer term exposure to mineral production revenues and the optionality of continued exploration success and discovery.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXRoyalty.com	Email: SClose@EMXRoyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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1 As summarized in Table 1 from: A Summary of Results of Nickel Prospecting; Swedish Geological Company (“NSG”) Report PRAP 87007, dated May 13, 1987.

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Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the twelve month period that ended on December 31, 2017 (the “MD&A”), and the most recently filed Form 20-F for the year that ended on December 31, 2017, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com